UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 8, 2022

_____

In the Matter of

Lady Loans, Inc.
1209 Orange Street
Wilmington, DE 19801

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11811

_____

       Lady Loans, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on December 8, 2022.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Justin Dobbie
Acting Office Chief